# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oxford Lane Capital Corp., CIK 0001495222
CUSIP: MULTIPLES
Title of class of securities: Preferred Shares
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 05/01/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001607203
Persons authorized to receive notices and communications: Courtney Fandrick, 600 Steamboat Road, Suite 202, Greenwich, Connecticut (CT), 06830, 203 340 8536

## Reporting persons
- Eagle Point Credit Management LLC (CIK 0001607203): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,671,158; shared voting power 0; sole dispositive power 1,671,158; shared dispositive power 0; aggregate amount beneficially owned 1,671,158 (19.99% of the class)
- Thomas Philip Majewski (CIK 0001617694): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 5,500; shared voting power 1,671,158; sole dispositive power 5,500; shared dispositive power 1,671,158; aggregate amount beneficially owned 1,676,658 (20.05% of the class)

## Item 1. Security and Issuer
Title of class of securities: Preferred Shares
Name of issuer: Oxford Lane Capital Corp.
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830

## Item 2. Identity and Background
Name of person filing: Eagle Point Credit Management LLC
Residence or business address: 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.
Present principal occupation or employment:
This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) Eagle Point Credit Management LLC ("EPCM"), a Delaware limited liability company, and (ii) Thomas Philip Majewski ("Mr. Majewski"), a United States citizen (the "Reporting Persons"). The principal business address for the Reporting Persons is 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.

EPCM is a registered investment adviser and serves as investment adviser to certain private funds and separately managed accounts which hold the Preferred Shares described herein (collectively, the "Accounts"). Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares directly held by the Accounts. As such, EPCM can be deemed to beneficially own the Preferred Shares directly held by the Accounts.

EPCM is ultimately wholly owned by Eagle Point Holdings LP ("EP Holdings") through intermediary holding companies. Eagle Point Holdings GP LLC ("EP Holdings GP") is the sole general partner of EP Holdings. EP Holdings GP is managed by a board of managers (the "EP Holdings Board") of which the majority of the members are appointed by Trident EP-II Holdings LLC ("EP-II LLC"), which also owns a majority of the voting interests in EP Holdings GP.

EP Holdings is a Delaware limited partnership and EP Holdings GP is a Delaware limited liability company. The principal business address of each of these entities is c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

EP-II LLC is a Delaware limited liability company. Its principal business address is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Set forth below is the name and principal occupation of each member of the Board of EP Holdings GP. Each of the following individuals is a United States citizen.

Name Principal Occupation Principal Business Address
Chris C. Stroup Managing Director, Stone Point c/o Stone Point Capital LLC,
Capital LLC 20 Horseneck Lane, Greenwich,
CT 06830

Thomas P. Majewski Managing Partner, c/o Eagle Point Credit Management LLC,
EPCM (and certain affiliated 600 Steamboat Road, Suite 202,
advisers) Greenwich, CT 06830

James R. Matthews Managing Director, Stone Point c/o Stone Point Capital LLC,
Capital LLC 20 Horseneck Lane, Greenwich,
CT 06830

Additional information regarding EPCM's ownership and governance structure is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.
Criminal convictions in the last five years: During the past five years, none of the Disclosed Parties has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Disclosed Parties was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
EPCM: Delaware
Thomas Philip Majewski: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Preferred Shares reported herein were acquired over a period of time in multiple secondary transactions at various market prices. The funds used to acquire each of the Preferred Shares were from each applicable Account's available investment capital.

## Item 4. Purpose of Transaction
Purpose of transaction: EPCM caused the Accounts to acquire the Preferred Shares they hold for investment purposes and will continue to analyze such investments on an ongoing basis. EPCM, on behalf of the Accounts, reserves the right to increase or decrease the Accounts' ownership of the Preferred Shares over time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own an aggregate of 1,671,158 Preferred Shares, which represents approximately 19.99% of all of the Issuer's outstanding preferred shares. The number of Preferred Shares which may be deemed to be beneficially owned by the Disclosed Parties are as follows:

Shares Deemed to be Beneficially Nature of Ownership Percentage of Class
Owned By:
Eagle Point Credit Management Sole Voting and Sole Dispositive 19.99%
LLC: 1,671,158 Power (1)
Thomas Philip Majewski: Shared Voting and Shared 20.05%
1,676,358 Dispositive Power (2)
EP Holdings (3): - - -
EP Holdings GP (3): - - -
EP Holdings Board members (3): - - -
EP-II LLC (3): - - -

(1) Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares held by the Accounts. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

(2) As managing partner and portfolio manager for EPCM, Mr. Majewski has the ability to exercise investment discretion over the Accounts. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Preferred Shares held by the Accounts.

(3) EP Holdings is a holding company for EPCM. While EP Holdings, EP Holdings GP, each of the EP Holdings Board members, and EP-II LLC could be deemed to share beneficial ownership of the securities held by the Accounts and beneficially owned by EPCM, each of the foregoing fully disclaim beneficial ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: 1,671,158
Transactions in the class effected during the past sixty days:
During the past sixty days, the Accounts engaged in the following secondary transactions:

Date Security Acquisition/Sale Number of Price per
Preferred Preferred
Shares Share
3/13/2026 6.25% Series 2027 Term Preferred Shares Sale 485 24.90
3/13/2026 8.25% Series 2031 Term Preferred Shares Purchase 435,000 24.57
3/16/2026 6.25% Series 2027 Term Preferred Shares Sale 5,451 24.87
3/18/2026 8.25% Series 2031 Term Preferred Shares Purchase 56,000 24.59
3/23/2026 8.25% Series 2031 Term Preferred Shares Purchase 8,857 24.50
3/24/2026 8.25% Series 2031 Term Preferred Shares Purchase 18,900 24.50
3/25/2026 8.25% Series 2031 Term Preferred Shares Purchase 1,000 24.55
3/26/2026 8.25% Series 2031 Term Preferred Shares Purchase 5,000 24.57
3/27/2026 8.25% Series 2031 Term Preferred Shares Purchase 13,295 24.54
3/30/2026 8.25% Series 2031 Term Preferred Shares Purchase 1,500 24.52
3/31/2026 8.25% Series 2031 Term Preferred Shares Purchase 9,200 24.54
4/1/2026 6.25% Series 2027 Term Preferred Shares Sale 9,915 24.88
4/1/2026 8.25% Series 2031 Term Preferred Shares Purchase 9,800 24.64
4/2/2026 6.25% Series 2027 Term Preferred Shares Sale 15,760 24.87
4/2/2026 8.25% Series 2031 Term Preferred Shares Purchase 2,600 24.65
4/6/2026 8.25% Series 2031 Term Preferred Shares Purchase 5,000 24.70
4/15/2026 6.00% Series 2029 Term Preferred Shares Sale 1,090 23.80
4/16/2026 8.25% Series 2031 Term Preferred Shares Purchase 100 24.65
4/16/2026 8.25% Series 2031 Term Preferred Shares Sale 265 24.80
4/20/2026 8.25% Series 2031 Term Preferred Shares Sale 10,987 24.87
4/21/2026 8.25% Series 2031 Term Preferred Shares Sale 10,100 24.90
4/22/2026 8.25% Series 2031 Term Preferred Shares Sale 1,511 24.90
4/23/2026 8.25% Series 2031 Term Preferred Shares Sale 1,203 24.94
4/24/2026 8.25% Series 2031 Term Preferred Shares Sale 500 24.95
4/27/2026 8.25% Series 2031 Term Preferred Shares Sale 5,978 24.97
4/28/2026 8.25% Series 2031 Term Preferred Shares Sale 3,039 25.02
4/29/2026 8.25% Series 2031 Term Preferred Shares Sale 5,200 25.07
4/30/2026 8.25% Series 2031 Term Preferred Shares Sale 1,854 25.09
5/1/2026 6.25% Series 2027 Term Preferred Shares Redemption 81,761 25.00
5/1/2026 8.25% Series 2031 Term Preferred Shares Sale 4,890 25.15
5/5/2026 8.25% Series 2031 Term Preferred Shares Sale 3,798 25.25
5/5/2026 7.125% Series 2029 Term Preferred Shares Sale 6 24.90
5/6/2026 7.125% Series 2029 Term Preferred Shares Sale 1,356 24.90
5/6/2026 8.25% Series 2031 Term Preferred Shares Sale 834 25.25
5/7/2026 7.125% Series 2029 Term Preferred Shares Sale 258 24.95
5/7/2026 8.25% Series 2031 Term Preferred Shares Sale 2,057 25.28
5/8/2026 7.125% Series 2029 Term Preferred Shares Sale 34 24.95
5/8/2026 8.25% Series 2031 Term Preferred Shares Sale 4,334 25.30
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The relationships between the Disclosing Parties are described in response to Item 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: May 8, 2026

EAGLE POINT CREDIT MANAGEMENT LLC

By: /s/ Courtney Fandrick
Name: Courtney Fandrick
Title: Chief Compliance Officer

THOMAS PHILIP MAJEWSKI

By: /s/ Thomas P. Majewski
Name: Thomas P. Majewski

All other materials which may be required to be filed as exhibits have been incorporated by reference herein.

## Signatures
- Eagle Point Credit Management LLC: /s/ Courtney Fandrick, Courtney Fandrick, Chief Compliance Officer (05/08/2026)
- Thomas Philip Majewski: /s/ Thomas P. Majewski, Thomas P. Majewski (05/08/2026)